Exhibit 12


                               Motorola, Inc.
                     Ratio of Earnings to Fixed Charges


                     Six Months Ended       Years Ended December 31,
                   June 27, June 28,
(In Millions)        1998     1997   1997    1996    1995    1994    1993

Pretax Income (1) ($1,699)    $948  $1,796  $1,810  $3,195 $2,447   $1,481

Capitalized
  interest             $0     ($1)      $0      $0      $0     $0       $0

Fixed charges        $206    $157     $332    $357    $302   $277     $254
 (as calculated below)

Earnings (2)     ($1,493)  $1,104   $2,128  $2,167  $3,497  $2,724  $1,735



Fixed charges:

Interest expense    $160     $109     $229    $263    $228    $215    $203

Rent expense
  interest factor    $46      $48     $103     $94     $74     $62     $51

Total fixed
  charges (3)       $206     $157     $332    $357    $302    $277    $254


Ratio of earnings
  to fixed charges  --(4)     7.0      6.4     6.1     11.6    9.8     6.8



(1)-After adjustments required by Item 503 (d)(3)(ii),(iii) and (iv) of SEC Regulation S-K.

(2)-As defined in Item 503 (d)(3) of SEC Regulation S-K.

(3)-As defined in Item 503 (d)(4)(i) of SEC Regulation S-K.

(4)-Earnings were inadequate to cover fixed charges by $1.7 billion.